UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of May 2012

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100033

People’s Republic of China

(86-10) 8809-1099

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

China Mass Media Corp. Announces Receipt of "Going Private" Proposal

BEIJING, CHINA -- (May 3, 2012) -- China Mass Media Corp. (“China Mass Media” or the “Company”) (NYSE: CMM) today announced that its Board of Directors has received a non-binding proposal letter from Mr. Shengcheng Wang, the controlling shareholder of the Company, pursuant to which Mr. Shengcheng Wang proposes to acquire (i) ADSs of the Company held by the public investors for cash at not more than US$5.0 per ADS; and (ii) options issued under the 2008 Equity Incentive Scheme of the Company for cash at not more than US$0.0167 per option, (the "Proposal").

The Company has formed a Special Committee of the Board of Directors (the "Special Committee") to consider the Proposal and any potential alternative transactions involving the Company. The Special Committee has retained Shearman & Sterling LLP as its legal counsel and is in the process of engaging a financial advisor to assist it in consideration of such matters. Dr. Liping He, Mr. Jianmin Qu, Dr. Xingzhao Liu and Mr. Yong Chen were designated as the members of the Special Committee. The Board cautions the Company's shareholders and others considering trading in its securities that no decision has been made by the Special Committee with respect to the Company's response to the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About China Mass Media Corp.

As a television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the Company's plans, objectives, expectations, strategies, intentions, or other characterizations of future events or circumstances and are generally identified by the words “anticipates”, “believes”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “seeks”, “would”, and similar expressions. A number of factors could cause the Company's actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company. China Mass Media does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

For further information, please contact:

China Mass Media Corp.

Julie Sun

CFO

6/F, Tower B, Corporate Square,

35 Finance Street Xicheng District

Beijing, 100033

P. R. China

Phone: +86-10-8809-1099

Email: juliesun@chinammia.com

Christensen

Tip Fleming

Phone: +852-2117-0861

Email: tfleming@christensenir.com

Teal Willingham

Phone: +86-131-2179-3446

Email: twillingham@christensenir.com

SIGNATURE

CHINA MASS MEDIA CORP.
(Registrant)

Date: May 4, 2012	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer